

CEO: Mario Costanz Mario@TheProblemSolver.com (212) 473-1040
CFO: Ted Muftic Ted@HappyTax.com (203) 979-3729

We are an early-stage growth company focused on innovation in and disruption of the highly fragmented $19 billion tax preparation industry.

The Problem:
There are substantial weaknesses in both the traditional assisted and do-it-yourself segments of the industry. Traditional branded retailers (H&R Block, Liberty Tax, and Jackson Hewitt) are facing slower franchise and sales growth, higher operating costs, and lower profitability due to poor levels of customer service and low client retention rates. DIY providers (TurboTax, TaxSlayer and TaxAct) offer bait and switch or nontransparent pricing, confusing and slow question-driven processes, no or low interaction with a tax professional, and concerns by customers over yearly tax law changes.

Our Solution:
Our patent-pending processes provide taxpayers with a convenient, transparent, secure, accurate, and timely method of filing tax returns, while substantially reducing the need for physical infrastructure, the reliance on poorly trained and unmotivated employees, and the potential for waste, fraud, and abuse. Our Franchisees and Independent Contractors are client relationship managers who have the freedom to meet with their clients anytime and anywhere while we handle the back office tax preparation process through our network of CPAs who prepare the tax returns efficiently and accurately.

The Market:
We are focused on capturing market share in the assisted segment of the industry which accounts for $17.3 billion in revenues and 62 percent of tax returns filed. Nationally branded franchising companies account for 23 percent of the assisted market's revenues, independent tax owners represent an astonishing 77 percent of the market and 60 million filed returns—30 million of those are taken care of by home-based operators who handle less than 500 returns per year.

Market Timing:
Sixty-three percent of independent tax business owners are over 55 years old and 25 percent are over 65. With no clear path of succession, many are exiting the business, leading to widespread consolidation in the industry. These independents fundamentally lack ability to compete in the digital economy. The rapid disruption of traditional client acquisition and client service models in this, and other industries, is underway and being spearheaded by Happy Tax.

Differentiation:
Unlike our nationally branded competitors, our innovative and technology-driven processes allow our partners to focus on relationships, not territories. Our virtual tax office infrastructure enables people to own a business at a reasonable cost without quitting their job, signing leases, preparing taxes or hiring employees – with little risk and plenty of upside. We have multiple patents pending for our current business as well as future disruptive initiatives including utilizing kiosks to source returns into our network.

Business Model:
We derive our revenues through, 1) Fees from the sale of Franchise and Area Representative Agreements, 2) Fees from the operations of Independent Contractors who work for us, 3) Royalty, advertising, tax preparation, and other fees related to operations of our Franchisees and Area Representatives, 4) Interest income related to loans extended to our partners, and 5) Fees from the sale of financial products to our clients, such as Refund Advances and Checks.

Team:
Mario Costanz, CEO, is a Stanford Graduate School of Business fellow, and an accomplished entrepreneur who has operated and sold 100 traditional tax preparation offices across the country. *Ted Muftic, CFO,* is a talented entrepreneur, real estate developer, Stanford graduate, and Harvard MBA. *Melissa Salyer, EVP of Business Development,* is an experienced franchise executive with a 25-year track record. *Marcus Slater, VP of Marketing,* is a skilled digital marketer, accomplished entrepreneur, designer, musician, and hoodie-wearing techie who writes amazing compelling copy.

Financial Overview:
Since inception, we have awarded over 300 partner contracts and have been ranked #42 on Entrepreneur Magazine's 2017 List of Fastest Growing Franchises. We are raising $1 million in new capital through a SAFE private placement to acquire new partners, increase staffing for key functions, enhance our technology platform, fund a pilot program aimed at Independent Contractors, and for general working capital purposes. The investment could generate substantial up-front and ongoing revenue streams and would greatly enhance our human and technology resources to position us for substantial growth in the future.

Download our full pitch deck at: http://hpy.tax/happyreturns